UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Rice Acquisition Corp II (RONI)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G75529100
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS		
	J. Goldman & Co., L.P.		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐		
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		
	Delaware, U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	
		0	
	6.	SHARED VOTING POWER	
		1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units) (see Item 4)	
	7.	SOLE DISPOSITIVE POWER	
		0	
	8.	SHARED DISPOSITIVE POWER	
		1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units) (see Item 4)	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		
	1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units) (see Item 4)		
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐		
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		
	5.09%		
12.	TYPE OF REPORTING PERSON (see instructions)		
	IA		

1.	NAMES OF REPORTING PERSONS J. Goldman Capital Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)　☐ (b)　☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units) (see Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units) (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units) (see Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)　☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.09%

12.	TYPE OF REPORTING PERSON (see instructions) CO

1.	NAMES OF REPORTING PERSONS Jay G. Goldman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units) (see Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units) (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units) (see Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.09%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

(a) **Name of Issuer:** Rice Acquisition Corp II (RONI)

(b) **Address of Issuer's Principal Executive Offices:**

> 102 E Main St
> Second Story
> Carnegie, PA 15106

Item 2.

(a) **Name of Person Filing:**

This Statement is filed by: (i) J. Goldman & Co., L.P. ("JGC") with respect to Common Stock of the Company beneficially owned by J. Goldman Master Fund, L.P.; (ii) J. Goldman Capital Management, Inc. ("JGCM") with respect to Common Stock of the Company beneficially owned by J. Goldman Master Fund, L.P.; and (iii) Mr. Jay G. Goldman with respect to Common Stock of the Company beneficially owned by J. Goldman Master Fund, L.P.

(b) **Address of the Principal Office or, if none, residence**

The address of the principal place of business office of JGC, JGCM and Mr. Goldman is c/o J. Goldman & Co., L.P., 510 Madison Avenue, 26th Floor, New York, NY 10022.

(c) **Citizenship**

JGC and JGCM are organized under the laws of the State of Delaware. Mr. Goldman is a citizen of the United States of America.

(d) **Title of Class of Securities**

Common Stock

(e) **CUSIP Number**

G75529100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   ☐   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is listed below for each Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 34,502,500 shares of Common Stock issued and outstanding as of September 30, 2022, as represented in the Company's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 10, 2022 and assumes the exercise of the Company's reported warrants and units.

(a)   Amount beneficially owned:

J. Goldman & Co., L.P. – 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units)

J. Goldman Capital Management, Inc. – 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units)

Jay. G. Goldman – 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units)

(b)   Percent of class:

J. Goldman & Co., L.P. – 5.09%

J. Goldman Capital Management, Inc. – 5.09%

Jay. G. Goldman – 5.09%

(c)   Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote:

J. Goldman & Co., L.P. – 0

J. Goldman Capital Management, Inc. – 0

Jay. G. Goldman – 0

(ii)   Shared power to vote or to direct the vote:

J. Goldman & Co., L.P. – 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units)

J. Goldman Capital Management, Inc. – 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units)

Jay. G. Goldman – 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units)

(iii)   Sole power to dispose or to direct the disposition of:

J. Goldman & Co., L.P. – 0

J. Goldman Capital Management, Inc. – 0

Jay. G. Goldman – 0

(iv)   Shared power to dispose or to direct the disposition of:

J. Goldman & Co., L.P. – 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units)

J. Goldman Capital Management, Inc. – 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units)

Jay. G. Goldman – 1,760,506 shares of Common Stock (including 100,455 shares of Common Stock issuable upon exercise of warrants and units)

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. GOLDMAN & CO., L.P.

2/13/23
Date

/s/ Sagan A. Weiss
Signature

Name: Sagan A. Weiss
Title: Chief Compliance Officer

J. GOLDMAN CAPITAL MANAGEMENT, INC.

2/13/23
Date

/s/ Jay G. Goldman
Signature

Name: Jay G. Goldman
Title: Director

JAY G. GOLDMAN

2/13/23
Date

/s/ Jay G. Goldman
Signature

AGREEMENT

The undersigned agree that this Schedule 13G dated December 31, 2022 relating to the Common Stock of RONI shall be filed on behalf of the undersigned.

J. GOLDMAN & CO., L.P.

2/13/2023
Date

/s/ Sagan A. Weiss
Signature

Name: Sagan A. Weiss
Title: Chief Compliance Officer

J. GOLDMAN CAPITAL MANAGEMENT, INC.

2/13/2023
Date

/s/ Jay G. Goldman
Signature

Name: Jay G. Goldman
Title: Director

JAY G. GOLDMAN

2/13/2023
Date

Jay G. Goldman
Signature